March 5, 2009

To Whom It May Concern:

The firm of Kyle L. Tingle, CPA, LLC consents to the inclusion of his report dated January 28, 2009 accompanying the audited financial statements of Goldpoint Resources, Inc. as of December 31, 2008 and 2007 in the Form 10-K filed with the U.S. Securities and Exchange Commission, and to our reference to the Firm under the caption "Experts" in the Prospectus.

Very truly yours,

/s/Kyle L.Tingle
Kyle L. Tingle, CPA, LLC